SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 2
                                (FINAL AMENDMENT)
                                       TO
                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
       Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934

                                       and

                                 AMENDMENT NO. 1
                                (FINAL AMENDMENT)
                                       TO
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                 ---------------

                               Best Software, Inc.
                            (Name of Subject Company)

                            Bobcat Acquisition Corp.
                               The Sage Group plc
                                    (Bidders)
                                 ---------------

                           Common Stock, no par value
                         (Title of Class of Securities)
                                 ---------------

                                    000865791
                      (CUSIP Number of Class of Securities)
                                 ---------------

                                   PAUL WALKER
                                 CHIEF EXECUTIVE
                               THE SAGE GROUP PLC
                                   SAGE HOUSE
                                   BENTON PARK
                               NEWCASTLE UPON TYNE
                                 ENGLAND NE7 7LZ
                                 (191) 255-3000

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                                    COPY TO:

                             RONALD C. BARUSCH, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                            1440 NEW YORK AVENUE, NW
                             WASHINGTON, D. C. 20005
                                 (202) 371-7000

                                 SCHEDULE 14D-1


CUSIP NO.
000865791


          1.   Names of Reporting Person
               S.S. or I.R.S. Identification Nos. of Above Persons

               Bobcat Acquisition Corp.


          2.   Check the Appropriate Box if a Member
               of a Group                                   (a) [ ]
                                                            (b) [ ]


          3.   SEC Use Only


          4.   Source of Funds
               AF


          5.   Check Box if Disclosure of Legal Proceedings
               is Required Pursuant to Item 2(e) or 2(f)    [ ]


          6.   Citizenship or Place of Organization
               Virginia


          7. Aggregate Amount Beneficially Owned By Each Reporting Person 11,564,864 (including 1,588,613 shares subject to guarantee of delivery)



          8.   Check Box if the Aggregate Amount in Row (7)
               Excludes Certain Shares                      [ ]


          9.   Percent of Class Represented By Amount in Row (7)
               97.4%


         10.   Type of Reporting Person
               CO
--------------------------------------------------------------------------------

                                 SCHEDULE 14D-1

CUSIP NO.
000865791


          1.   Names of Reporting Person
               S.S. or I.R.S. Identification Nos. of Above Persons

               The Sage Group plc


          2.   Check the Appropriate Box if a Member
               of a Group                                   (a)  [ ]
                                                            (b)  [ ]


          3.   SEC Use Only


          4.   Source of Funds
               WC, OO


          5.   Check Box if Disclosure of Legal Proceedings
               is Required Pursuant to Item 2(e) or 2(f)    [ ]


          6.   Citizenship or Place of Organization
               United Kingdom


          7. Aggregate Amount Beneficially Owned By Each Reporting Person 11,564,864 (including 1,588,613 shares subject to guarantee of delivery)


          8.   Check Box if the Aggregate Amount in Row (7)
               Excludes Certain Shares                      [ ]


          9.   Percent of Class Represented By Amount in Row (7)
               97.4%


         10.   Type of Reporting Person
               CO

--------------------------------------------------------------------------------

                                 SCHEDULE 14D-1


CUSIP NO.
000865791


          1.   Names of Reporting Person
               S.S. or I.R.S. Identification Nos. of Above Persons

               Sage Delaware


          2.   Check the Appropriate Box if a Member
               of a Group                                   (a)  [ ]
                                                            (b)  [ ]


          3.   SEC Use Only


          4.   Source of Funds
               AF


          5.   Check Box if Disclosure of Legal Proceedings
               is Required Pursuant to Item 2(e) or 2(f)    [ ]


          6.   Citizenship or Place of Organization
               Delaware


          7. Aggregate Amount Beneficially Owned By Each Reporting Person 11,564,864 (including 1,588,613 shares subject to guarantee of delivery)


          8.   Check Box if the Aggregate Amount in Row (7)
               Excludes Certain Shares                      [ ]


          9.   Percent of Class Represented By Amount in Row (7)
               97.4%


         10.   Type of Reporting Person
               PN

--------------------------------------------------------------------------------

                                 SCHEDULE 14D-1


CUSIP NO.
000865791


          1.   Names of Reporting Person
               S.S. or I.R.S. Identification Nos. of Above Persons

               Alnery No. 1937


          2.   Check the Appropriate Box if a Member
               of a Group                                   (a)  [ ]
                                                            (b)  [ ]


          3.   SEC Use Only


          4.   Source of Funds
               AF


          5.   Check Box if Disclosure of Legal Proceedings is Required
               Pursuant to Item 2(e) or 2(f)                [ ]


          6.   Citizenship or Place of Organization
               United Kingdom


          7. Aggregate Amount Beneficially Owned By Each Reporting Person 11,564,864 (including 1,588,613 shares subject to guarantee of delivery)


          8.   Check Box if the Aggregate Amount in Row (7)
               Excludes Certain Shares                      [ ]


          9.   Percent of Class Represented By Amount in Row (7)
               97.4%


         10.   Type of Reporting Person
               CO

--------------------------------------------------------------------------------

                                 SCHEDULE 14D-1


CUSIP NO.
000865791


          1.   Names of Reporting Person
               S.S. or I.R.S. Identification Nos. of Above Persons

               Alnery No. 1938


          2.   Check the Appropriate Box if a Member
               of a Group                                   (a)  [ ]
                                                            (b)  [ ]


          3.   SEC Use Only


          4.   Source of Funds
               AF


          5.   Check Box if Disclosure of Legal Proceedings
               is Required Pursuant to Item 2(e) or 2(f)    [ ]


          6.   Citizenship or Place of Organization
               United Kingdom


          7. Aggregate Amount Beneficially Owned By Each Reporting Person 11,564,864 (including 1,588,613 shares subject to guarantee of delivery)


          8.   Check Box if the Aggregate Amount in
               Row (7) Excludes Certain Shares              [ ]


          9.   Percent of Class Represented By Amount in Row (7)
               97.4%


         10.   Type of Reporting Person
               CO

--------------------------------------------------------------------------------

                                 SCHEDULE 14D-1


CUSIP NO.
000865791


          1.   Names of Reporting Person
               S.S. or I.R.S. Identification Nos. of Above Persons

               Sage Holdings Limited


          2.   Check the Appropriate Box if a Member
               of a Group                                   (a)  [ ]
                                                            (b)  [ ]


          3.   SEC Use Only


          4.   Source of Funds
               AF


          5.   Check Box if Disclosure of Legal Proceedings
               is Required Pursuant to Item 2(e) or 2(f)    [ ]


          6.   Citizenship or Place of Organization
               United Kingdom


          7. Aggregate Amount Beneficially Owned By Each Reporting Person 11,564,864 (including 1,588,613 shares subject to guarantee of delivery)


          8.   Check Box if the Aggregate Amount in Row (7)
               Excludes Certain Shares                      [ ]


          9.   Percent of Class Represented By Amount in Row (7)
               97.4%


         10.   Type of Reporting Person
               CO

--------------------------------------------------------------------------------

                                  TENDER OFFER

          This Amendment No. 2 (Final Amendment) constitutes the final amendment to the Tender Offer Statement on Schedule 14D-1 (the "Statement") filed with the Securities and Exchange Commission on January 14, 2000 by Bobcat Acquisition Corp. (the "Purchaser") and The Sage Group plc ("Parent"), relating to the offer by the Purchaser to purchase all of the outstanding shares (the "Shares") of common stock, no par value (the "Common Stock") of Best Software, Inc., a Virginia corporation (the "Company"), at $35.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 14, 2000 (the "Offer to Purchase"), a copy of which is attached to the Statement as Exhibit (a)(1), and the related Letter of Transmittal, a copy of which is attached to the Statement as Exhibit (a)(2). This filing also constitutes Amendment No. 1 (Final Amendment) to the Schedule 13D originally filed on January 14, 2000 pursuant to Section 13(d) of the Securities and Exchange Act of 1934, as amended, on behalf of each of the Purchaser and Parent. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Statement.

ITEM 2.  IDENTITY AND BACKGROUND

          Item 2 is hereby amended and supplemented by adding thereto the following:

          Parent completed a restructuring of its corporate organization on February 11, 2000. As a result of such restructuring, the Purchaser is a direct wholly owned subsidiary of Sage Delaware, whose general partners are Alnery No. 1937 and Alnery No. 1938, and an indirect wholly owned subsidiary of Sage Holdings Limited and Parent. Parent is the ultimate parent entity of the Purchaser, Sage Delaware, Alnery No. 1937, Alnery No. 1938 and Sage Holdings Limited.

          (a)-(d), (g) Sage Delaware is a Delaware general partnership whose offices are located at 56 Technology Drive, Irvine, California 92618. The principal business of Sage Delaware is to act as a holding company. Sage Delaware's general partners are Alnery No. 1937 and Alnery No. 1938, each a company organized under the laws of England. The offices of Alnery No. 1937 and Alnery No. 1938 are located at Sage House, Benton Park Road, Newcastle upon Tyne, England, NE7 7LZ. The purpose of each of Alnery No. 1937 and Alnery No. 1938 is to act as a holding company. The directors of Alnery No. 1937 are Paul Ashton Walker, James R. Eckstaedt and David R. Butler. The directors of Alnery No. 1938 are Aidan John Hughes, James R. Eckstaedt and David R. Butler.

          Sage Holdings Limited is a company organized under the laws of England whose offices are located at Sage House, Benton Park Road, Newcastle upon Tyne, England, NE7 7LZ. The purpose of such company is to act as a holding company. The directors of Sage Holdings Limited are Paul Ashton Walker and Aidan John Hughes.

          Mr. Butler's business address is c/o Sage Software, Inc., 56 Technology Drive, Irvine, CA 92618. He is currently a director of Alnery No. 1937 and Alnery No. 1938 and the President and Chief Operating Officer of Sage Software, Inc. From April 1996 to March 1998, Mr. Butler was the Vice President of Sales for Sage Software, Inc. and, from June 1993 to April 1996, he was the Director of Sales for Lawson Software. Mr. Butler is a citizen of the United States.

          The business address, present principal occupation or employment, in addition to the positions set forth above in this Item 2, the material occupations, positions, offices or employments for the past five years and citizenship of Mr. Walker, Mr. Hughes and Mr. Eckstaedt, and the name, principal business and address of any corporation or other organization in which such occupations, positions, offices and employments are or were carried on, are set forth in Schedule I of the Offer to Purchase and incorporated herein by reference.

          (e)-(f) During the last five years neither Sage Delaware, Alnery No. 1937, Alnery No. 1938 nor Sage Holdings Limited nor, to the best knowledge of Parent, the Purchaser, Sage Delaware, Alnery No. 1937, Alnery No. 1938 or Sage Holdings Limited, any of the directors or executive officers of Alnery No. 1937, Alnery No. 1938 or Sage Holdings Limited have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         Item 6 is hereby amended and supplemented by adding thereto the following:

         (a)-(b) The Offer expired at 12:00 midnight, New York City time, on Friday, February 11, 2000. Based on information provided by the Depositary, there were validly tendered and not withdrawn 11,564,864 Shares of Common Stock (including 1,588,613 Shares of Common Stock tendered by means of guaranteed delivery), or approximately 97.4% of the issued and outstanding Shares of Common Stock of the Company. The Shares validly tendered and not withdrawn at such time were accepted for payment. On February 14, 2000, Parent issued a press release attached hereto as Exhibit (a)(10).

          As the result of the restructuring described in Item 2 above, each of Sage Delaware, Alnery No. 1937, Alnery No. 1938 and Sage Holdings Limited may be deemed to be the beneficial owner of the Shares of Common Stock of the Company tendered in the Offer. Each of the Sage Delaware, Alnery No. 1937, Alnery No. 1938 and Sage Holdings Limited disclaims beneficial ownership of such shares.

ITEM 11.     MATERIALS TO BE FILED AS EXHIBITS.

         Item 11 is hereby amended and supplemented by adding thereto the following Exhibit:

         (a)(10) Press release issued by Parent, dated February 14, 2000.


                                  EXHIBIT LIST


(a)(10)       Press Release issued by Parent, dated February 14, 2000.

                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2000

                                        BOBCAT ACQUISITION CORP.


                                        By:  /s/ Paul Stobart
                                             ----------------------------------
                                            Name: Paul Stobart
                                            Title: Vice President

                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2000

                                        THE SAGE GROUP PLC



                                        By:  /s/ Paul Stobart
                                             -----------------------------------
                                             Name: Paul Stobart
                                             Title: Chief Operating Officer

                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2000

                                        SAGE DELAWARE


                                        By:  /s/ James R. Eckstaedt
                                             -----------------------------------
                                             Name:  James R. Eckstaedt
                                             Title:  Manager

                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2000

                                        ALNERY NO. 1937



                                        By:  /s/ James R. Eckstaedt
                                             -----------------------------------
                                             Name: James R. Eckstaedt
                                             Title: Director

                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2000

                                        ALNERY NO. 1938



                                        By:  /s/ James R. Eckstaedt
                                             -----------------------------------
                                             Name: James R. Eckstaedt
                                             Title: Director

                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2000

                                        SAGE HOLDINGS LIMITED




                                        By:  /s/ Aidan Hughes
                                             -----------------------------------
                                             Name: Aidan Hughes
                                             Title: Director

                                INDEX TO EXHIBITS



EXHIBIT                                                              EXHIBIT
                                                                     -------
NUMBER
(a)(1)        Offer to Purchase dated January 14, 2000.
(a)(2)        Letter of Transmittal.
(a)(3) Letter for use by Brokers, Dealers, Banks, Trust Companies and Nominees to their Clients.
(a)(4)        Letter to Clients.
(a)(5)        Notice of Guaranteed Delivery.
(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(7)        Press Release issued by Parent, dated January 12, 2000.
(a)(8)        Form of Summary Advertisement, dated January 14, 2000.
(a)(9) Financial Statements of Parent for the fiscal years ended September 30, 1998 and 1997.
(a)(10)       Press Release issued by Parent, dated February 14, 2000.
(b)(1) Vendor Placing Agreement, dated January 12, 2000, by and between Parent and Deutsche Bank AG London.
(c)(1) Agreement and Plan of Merger, dated January 12, 2000, by and among Parent, the Purchaser and the Company.
(c)(2) Shareholders Agreement, dated January 12, 2000, by and among Parent, the Purchaser and certain Shareholders of the Company.
(c)(3) Stock Option Agreement, dated January 12, 2000, by and among Parent and the Company.
(c)(4) Mutual Non-Disclosure Agreement, dated October 14, 1999, by and between Parent and the Company.
(c)(5) Letter Agreement, dated December 22, 1999, by and between Parent and the Company.
(d)           None.
(e)           Not applicable.
(f)           None.

                                                                 EXHIBIT (A)(10)

FOR IMMEDIATE RELEASE


Media Contact:  PAUL WOOD           COMPANY CONTACT:  JEAN TUNG-NAVARRO
                PAINE & ASSOCIATES                    SAGE US, INC.
                (714) 427-3122                        (949) 754-3503
                PWOOD@PAINEPR.COM                     JEAN.TUNG-NAVARRO@SAGE.COM



         THE SAGE GROUP'S TENDER OFFER TO ACQUIRE BEST SOFTWARE SUCCEEDS


IRVINE, CALIF. - FEBRUARY 14, 2000 - The Sage Group plc, the world's leading provider of PC- based accounting software, today announced that, by Friday, February 11, 2000, 11,564,864 shares, or approximately 97%, of Best's outstanding shares had been tendered in response to the tender offer Sage made through a wholly owned subsidiary and which expired on February 11. The tender of 1,588,613 shares was by guaranteed delivery. All of these shares have been accepted for payment, with payment for them scheduled to begin on Tuesday, February 15, 2000. Sage intends to acquire the remaining Best shares in the near future in a "short-form" merger.

         The acquisition of Best expands and strengthens Sage's market position in the US by adding a complementary line of the leading HR, payroll, fixed asset and analytic solutions to Sage's market-leading accounting and business management software. The combined client base will exceed 2.1 million business customers worldwide. Sage Group annual revenues for the year ended September 30, 1999 were $499 million. Best annual revenues for the year ended December 31, 1999 were approximately $91.4 million.


ABOUT THE SAGE GROUP

         The Sage Group plc, headquartered in Newcastle upon Tyne, England, is the world's leading provider of personal computer accounting software to small- and medium-sized businesses. Sage Group's revenues for its fiscal year ending September 30, 1999 were 307 million pounds ($499 million). Sage Group has major operations in the US, UK, France and Germany. The US operations accounted for 37% of revenues in the latest fiscal year.

Sage/Best 2of 2

ABOUT SAGE US, INC.

         Headquartered in Irvine, Calif., Sage US, Inc. (www.Sage.com) is a wholly-owned subsidiary of The Sage Group plc, the world's leading PC-based accounting software company with more than two million customers. Sage markets five major accounting software packages in the U.S. Peachtree(R), DacEasy(R) and BusinessWorks(R) are easy to use and provide the full accounting features needed by most small businesses of up to 50 employees. MAS 90(R) is the leading accounting software for medium-sized businesses with up to 500 employees, and is recommended by more CPAs than any other mid-range accounting product. Acuity(R) is perfect for larger businesses of up to 1,000 employees, and for three consecutive years it has won Microsoft's Industry Solution Award for Best Technology Integration.

ABOUT BEST SOFTWARE

         Best Software, Inc., with more than 50,000 customers worldwide and offices in the US, Canada and Europe, is a leading provider of solutions which help organizations better manage their people, assets and planning, and is focusing on transforming organizations into web- centric management. It's scalable, cost-effective solutions complement core financial management systems and support the full spectrum of Microsoft platforms, including Windows 95, Windows 98, Windows NT and BackOffice.



Sage is an UK trademark of The Sage Group plc. All other brands referenced therein are the trademarks or the registered trademarks of their respective holders.

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